Exhibit 99

IDACORP

1221 W. Idaho Street

Boise, ID   83702

August 8, 2006

FOR IMMEDIATE RELEASE

Lawrence F. Spencer, Director of Investor Relations

Phone:  (208) 388-2664

lspencer@idacorpinc.com

IDACORP Announces Second Quarter 2006 Results

Second Quarter 2006 Highlights

Second quarter 2006 diluted earnings per share of $0.47 versus $0.22 in 2005

Idaho Power records $17 million increase in operating income

Hydroelectric generation increases 56 percent over last year

Idaho Power records $4.7 million after-tax benefit from sale of excess emission allowances

            BOISE-IDACORP, Inc. (NYSE:IDA) today reported second quarter income of $19.9 million versus $9.5 million in 2005 and year-to-date earnings of $45.3 million compared with $32.5 million in 2005.  Diluted earnings per share increased by $0.25 per share for the quarter to $0.47 per share and by $0.29 per share for the first six months to $1.06 per share.

            "Increased loads as a result of warmer-than-normal temperatures, improved water conditions, and higher irrigation demand helped lift earnings over last year," said IDACORP President and Chief Executive Officer J. LaMont Keen.  "In addition, second quarter results benefited from the sale of excess emission allowances."

            On August 1, the Northwest River Forecast Center (NWRFC) reported 9.0 million acre-feet (maf) of water flowed into Brownlee Reservoir during the April-through-July 2006 period.  The NWRFC's 30-year average measured inflow into Brownlee is 6.3 maf during the period.  In 2005, April-July inflows were 3.6 maf.

Second Quarter Performance Summary

The following are key components of the change in second quarter IDACORP net income from 2005 to 2006.

Enhanced hydroelectric generating conditions factored heavily into Idaho Power's improved performance.  Second quarter 2006 hydro generation was 56 percent higher than second quarter 2005. This additional hydro generation significantly reduced net power supply costs providing a seven-cents-per-diluted-share benefit, quarter-over-quarter.

General business revenues increased $8.6 million from last year's second quarter.  Idaho Power's increase in general business revenues reflects the continuing growth in general business customers, warmer temperatures and two general rate increases.  On June 1, 2005, annual Idaho general business rates increased 1.8 percent ($9.4 million) and on June 1, 2006, those annual customer rates increased an additional 3.2 percent ($18.1 million).

Average energy use increased in the residential and irrigation customer classes. This is highlighted by irrigation energy sales which increased 64 percent over the levels reported in the abnormally cool and wet second quarter of 2005.

Idaho Power recorded a benefit of $4.7 million after tax from the sale of excess emission allowances in accordance with a regulatory order from the Idaho Public Utilities Commission (IPUC).

On June 1, 2006, annual Idaho retail rates decreased by an average of 19.3 percent as the result of the Power Cost Adjustment (PCA).  The company projects the PCA reduction will decrease the company's revenues approximately $123 million during the period June 1, 2006 through May 31, 2007.

Analysis of Earnings Per Diluted Share

The following table summarizes diluted earnings (loss) per share from each business:

	Three Months Ended		Six Months Ended
	6/30/06	6/30/05	6/30/06	6/30/05
Continuing Operations:
Idaho Power Company	$ 0.51	$ 0.30	$ 1.10	$ 0.81
IDACORP Energy	0.00	(0.01)	0.00	(0.01)
IDACORP Financial Services	0.05	0.06	0.10	0.12
Ida-West Energy	0.02	0.02	0.03	0.02
Holding Company	(0.05)	(0.07)	(0.07)	(0.03)
	$ 0.53	$ 0.30	$ 1.16	$ 0.91

Losses From Discontinued Operations	(0.06)	(0.08)	(0.10)	(0.14)

Earnings Per Diluted Share	$ 0.47	$ 0.22	$ 1.06	$ 0.77

Discontinued Operations

            IdaTech and IDACOMM have been classified as discontinued operations and presented on the income statement as a single line net of tax and on the balance sheets as separate line items for current and non-current assets and liabilities held for sale.  On July 20, 2006, IDACORP completed the sale of all of the outstanding common stock of IDACORP Technologies, Inc. to IdaTech UK Limited, a wholly-owned subsidiary of Investec Group Investments (UK) Limited.

2006 Outlook

            The outlook for key operating and financial metrics for 2006 are:

Metric	Current Estimate (1)	Previous Estimate
Idaho Power Company Operation & Maintenance Expense (Millions)	No Change	$250 - $260
Idaho Power Company Capital Expenditures (Millions)	No Change	$190 - $200
Idaho Power Company Hydroelectric Generation (Million MWh) (2)	8.8 - 9.3	8.5 - 10.5
Non-regulated Subsidiary Earnings Per Share from Continuing Operations	$0.09 - $0.13 (3)	$(0.05) - $0.00
Effective Tax Rates: Idaho Power Company Consolidated - IDACORP (4)	No Change No Change	38% - 42% 20% - 25%

(1)   Key operating and financial metrics will be updated quarterly.

(2)   Assumes normal operating conditions and normal precipitation for the balance of the year.

(3)   With the classification of the operations of IdaTech and IDACOMM as discontinued operations, the results of these operations are now excluded from the estimate of earnings from continuing operations of the non-regulated businesses.   Current estimates include contributions from Ida-West Energy and IDACORP Financial netted against holding company expenses.

(4)   For continuing operations.

Web Cast / Conference Call

The company will hold an analyst conference call today at 2:30 p.m. Mountain

Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's Web site (http://www.idacorpinc.com).  A replay of the conference call will be available on the company's Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power

Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; IDACOMM, a provider of telecommunication services and commercial Internet services; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and Idaho Power believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include:  changes in governmental policies, including new interpretations of existing policies, and regulatory actions and regulatory audits, including those of the Federal Energy Regulatory Commission, the Idaho Public Utilities Commission, the Oregon Public Utility Commission and the Internal Revenue Service with respect to allowed rates of return, industry and rate structure, day-to-day business operations, acquisition and disposal of assets and facilities, operation and construction of plant facilities, relicensing of hydroelectric projects, recovery of purchased power expenses, recovery of other capital investments, present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs) and other refund proceedings; changes arising from the Energy Policy Act of 2005; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and settlements that influence business and profitability; changes in and compliance with environmental, endangered species and safety laws and policies; weather variations affecting hydroelectric generating conditions and customer energy usage; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generating facilities including inability to obtain required governmental permits and approvals, and risks related to contracting, construction and start-up; operation of power generating facilities including breakdown or failure of equipment, performance below expected levels, competition, fuel supply, including availability, transportation and prices, and transmission; impacts from the potential formation of a regional transmission organization and the dissolution of Grid West; population growth rates and demographic patterns; market demand and prices for energy, including structural market changes; changes in operating expenses and capital expenditures and fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by factors such as credit ratings and general economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; homeland security, natural disasters, acts of war or terrorism; market conditions and technological developments that could affect the operations and prospects of IDACORP's subsidiaries or their competitors; increasing health care costs and the resulting effect on health insurance premiums paid for employees; performance of the stock market and the changing interest rate environment, which affect the amount of required contributions to pension plans, as well as the reported costs of providing pension and other postretirement benefits; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; changes in tax rates or policies, interest rates or rates of inflation; adoption of or changes in critical accounting policies or estimates; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

IDACORP, Inc.

Condensed Consolidated Statements of Income

For Periods Ended June 30, 2006 and 2005

(unaudited)

 (Thousands of Dollars, except per share amounts)

                                                                   Three Months Ended                     Year-To-Date

                                                                 6/30/06             6/30/05              6/30/06          6/30/05

Operating Revenues:

    Electric Utility:

      General business........................................     $       159,210    $       150,583        $       321,393    $       296,953

      Off-system sales..........................................                75,598               38,872                 179,839               71,085

      Other revenues.............................................                   6,040               10,253                      6,890               22,538

          Total electric utility revenues..................              240,848             199,708                 508,122             390,576

    Other.................................................................                   1,787                  1,582                      2,853                  2,240

          Total Operating Revenues.....................              242,635             201,290                 510,975             392,816

Operating Expenses:

    Electric Utility:

      Purchased power.........................................                74,808               36,929                 130,733               81,007

      Fuel expense................................................                21,954               24,369                   48,923               49,465

      Power cost adjustment...............................                   4,600               12,415                   48,067                  7,998

      Other operations & maintenance..............                69,840               65,717                 131,513             120,816

      Gain on sale of emission allowances.....                 (8,126)                         -                    (8,235)                         -

      Depreciation..................................................                24,633               25,193                   49,182               50,112

      Taxes other than income taxes.................                   6,329                  5,302                   11,900               10,529

          Total electric utility expenses.................              194,038             169,925                 412,083             319,927

    Other.................................................................                   3,046                  3,229                      6,863                  6,255

          Total Operating Expenses......................              197,084             173,154                 418,946             326,182

Operating Income (Loss):

    Electric Utility...................................................                46,810               29,783                   96,039               70,649

    Other.................................................................                 (1,259)               (1,647)                   (4,010)               (4,015)

          Total Operating Income..........................                45,551               28,136                   92,029               66,634

Other Income.....................................................                   5,080                  3,216                      9,749                  7,368

Losses of Unconsolidated

  Equity-Method Investments..........................                 (2,208)                  (951)                   (2,259)                  (288)

Other Expenses.................................................                   2,655                  1,193                      4,076                  2,296

Interest Expense:

    Interest on long-term debt............................                14,200               14,292                   28,284               28,366

    Other interest expense..................................                   1,175                     810                      2,204                  1,282

          ............................. Total Interest expense               15,375               15,102                   30,488               29,648

Income Before Income Taxes........................                30,393               14,106                   64,955               41,770

Income Tax Expense........................................                   7,720                  1,513                   15,327                  3,535

Income from Continuing Operations............                22,673               12,593                   49,628               38,235

Losses from Discontinued Operations (net of tax)   (2,817)               (3,142)                   (4,296)               (5,718)

Net Income.........................................................     $         19,856    $           9,451        $         45,332    $         32,517

Weighted Average Common Shares

  Outstanding (000's)........................................                42,557               42,230                   42,515               42,220

Basic Earnings (Loss) per Share:

    Income from Continuing Operations..........     $            0.53     $             0.30         $             1.17     $              0.91

    Losses from Discontinued Operations.....                  (0.06)                  (0.08)                     (0.10)                  (0.14)

    Basic Earnings per Share............................     $            0.47     $             0.22         $             1.07     $              0.77

Diluted Earnings (Loss) per Share:

    Income from Continuing Operations..........     $            0.53     $             0.30         $             1.16     $              0.91

    Losses from Discontinued Operations.....                  (0.06)                  (0.08)                     (0.10)                  (0.14)

    Diluted Earnings per Share.........................     $            0.47     $             0.22         $             1.06     $              0.77

Dividends Paid per Share of Common Stock  $           0.30       $              0.30        $              0.60    $              0.60

IDACORP, Inc.

Condensed Consolidated Statements of Cash Flows

For Six Months Ended June 30, 2006 and 2005

 (unaudited)

(Thousands of Dollars)

                                                                                                        Six Months Ended

                                                                                                    6/30/06                 6/30/05

Operating Activities

  Net Income.................................................................         $        45,332        $        32,517

  Adjustments to reconcile net income to

     net cash provided by operating activities:

        Unrealized (gains) losses from energy marketing

           activities............................................................                      (234)                     359

        Depreciation and amortization.................................                  60,339                 61,635

        Deferred income taxes and investment tax credits....                 (35,056)                 (4,380)

        Changes in regulatory assets and liabilities..............                  61,143                   4,826

        Undistributed earnings of subsidiaries......................                  (4,607)                 (6,255)

        Provision for uncollectible accounts.........................                      (133)                    (157)

        Gain on sales of assets.........................................                   (7,547)                         -

        Other non-cash adjustments to net income..............                   (1,957)                       13

  Change in:

           Accounts receivable and prepayments..................                  26,095                  (4,102)

           Accounts payable and other accrued liabilities......                 (10,470)               (21,985)

           Taxes accrued...................................................                  14,317                   6,161

           Other.................................................................                      (708)                  (2,635)

        Net cash provided by operating activities..................                 146,514                  65,997

Investing Activities

  Additions to property, plant and equipment....................                (102,465)               (90,434)

  Sale of emission allowances.........................................                  10,865                          -

  Investments in unconsolidated affiliate...........................                 (11,520)                         -

  Other..........................................................................                     1,772                  29,137

        Net cash used in investing activities........................                (101,348)                (61,297)

Financing Activities

  Issuance of common stock...........................................                    4,816                   1,474

  Issuance of long-term debt...........................................                           -                   4,992

  Retirement of long-term debt.........................................                   (7,901)                 (9,497)

  Dividends on common stock.........................................                 (25,521)               (25,326)

  Change in short-term borrowings...................................                 (14,900)                12,530

  Other..........................................................................                      (145)                    (370)

        Net cash used in financing activities........................                  (43,651)                (16,197)

  Net increase (decrease) in cash and cash equivalents....                    1,515                (11,497)

  Cash and cash equivalents at beginning of period...........                   52,356                  23,403

  Cash and cash equivalents at end of period....................         $        53,871        $        11,906

IDACORP, Inc.

Condensed Consolidated Balance Sheets

As of June 30, 2006 and December 31, 2005

 (unaudited)

(Thousands of Dollars)

                                                                                           6/30/06                  12/31/05

Assets

  Cash and cash equivalents..................................          $          53,871         $          52,356

  Receivables, net of allowance..............................                     60,974                    82,768

  Employee notes.................................................                       2,681                      2,951

  Energy marketing assets....................................                     13,308                    23,859

  Other current assets...........................................                    135,710                   128,913

  Assets held for sale............................................                       5,085                      6,673

     Total current assets.........................................                    271,629                   297,520

  Investments.......................................................                    195,828                   191,593

  Property, plant and equipment-net........................                 2,351,683                2,294,441

  Energy marketing assets - long-term....................                     11,251                    22,189

  Regulatory assets..............................................                    376,537                   415,177

  Employee notes - long-term................................                       2,563                      2,862

  Other assets......................................................                    113,179                   114,378

  Assets held for sale............................................                     27,066                    25,966

     Total other assets............................................                    530,596                   580,572

        Total Assets................................................          $     3,349,736         $     3,364,126

Liabilities and Shareholders' Equity

  Current maturities of long-term debt......................          $          15,949         $          16,307

  Notes payable....................................................                     45,200                    60,100

  Accounts payable...............................................                     71,730                    80,324

  Energy marketing liabilities..................................                     13,937                    24,093

  Other current liabilities........................................                    134,126                   106,845

  Liabilities held for sale.........................................                       3,921                      5,916

     Total current liabilities......................................                    284,863                   293,585

  Deferred income taxes........................................                    483,018                   519,563

  Energy marketing liabilities - long-term.................                     11,251                    22,189

  Regulatory liabilities............................................                    372,289                   345,109

  Other liabilities...................................................                    125,193                   124,833

  Liabilities held for sale.........................................                       7,648                    10,051

     Total other liabilities.........................................                    999,399                1,021,745

  Long-term debt...................................................                 1,016,133                1,023,545

  Shareholders' equity...........................................                 1,049,341                1,025,251

          Total Liabilities & Shareholders' Equity...........          $     3,349,736         $     3,364,126

Idaho Power Company Supplemental Operating Statistics

                                                              Three Months Ended                   Year-To-Date

                                                              6/30/06           6/30/05         6/30/06         6/30/05

Energy Use - MWh

   Residential..................................        1,023,820          954,957       2,439,487       2,282,979

   Commercial.................................           872,948          866,508       1,785,315       1,754,193

   Industrial.....................................           845,475          835,730       1,721,206       1,668,050

   Irrigation......................................           593,246          361,382          606,529          373,047

   Total General Business................        3,335,489       3,018,577       6,552,537       6,078,269

   Off-System Sales.........................        2,342,532       1,037,100       4,286,482       1,682,273

      Total........................................        5,678,021       4,055,677     10,839,019       7,760,542

Revenue ($000's)

   Residential..................................    $       64,005   $       60,599     $   152,442   $     139,375

   Commercial.................................            40,511           41,540           83,541           81,432

   Industrial.....................................            27,006           28,101           56,893           55,114

   Irrigation......................................            27,688           20,343            28,517           21,032

   Total General Business................           159,210          150,583          321,393          296,953

   Off-System Sales.........................            75,598           38,872          179,839           71,085

      Total........................................    $     234,808   $     189,455     $   501,232   $     368,038

Customers - Period End

   Residential..................................           387,206          372,634

   Commercial.................................            58,862           57,030

   Industrial.....................................                 132                129

   Irrigation......................................            18,197           18,044

      Total........................................           464,397          447,837